WAL★MART México

08004845

FILE N°
82-4609

RECEIVED

2008 SEP 10 P 12: 13

FICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

September 09, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports August 2008 sales.
- Report on share repurchase for August 2008.

According to the public letter issued by SEC dated August 27, 2008, where the submit paper is exempted, we confirmed that this is the last time that we send the information related in paper.

PROCESSED
SEP 12 2008
THOMSON REUTERS

Sincerely,

Jorge Portilla Fabian
Assistant Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL-MART DE MEXICO REPORTS AUGUST 2008 SALES

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, September 4, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of August 2008, sales were **$20,021 million pesos**. This figure represents a **14.2%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year increased **7.4%** compared to the same month of 2007.

Sales Growth	August		January – August	
	2008	2007	2008	2007
Total Units (%)	**14.2**	12.0	**13.1**	14.4
Comparable Units (%)	**7.4**	5.1	**6.7**	6.5

Considering the **four-week period** from **August 2 to 29, 2008** that compares with the four-week period ending August 31, 2007 as well as the **thirty four-week period** from **January 5 to August 29, 2008** and that compares with the thirty four-week period that ended August 31, 2007 sales growth was as follows:

Sales Growth	4 weeks		34 weeks	
	2008	2007	2008	2007
Total Units (%)	**9.7**	11.5	**12.6**	14.8
Comparable Units (%)	**3.3**	4.5	**6.2**	6.8

FILE N°
82-4609

Comment on sales:

Customer count in comparable stores registered a 5.2% increase during the month of August, while average ticket increased 2.2% compared to the same month of 2007.
During the period January – August, customer count in comparable stores increased 5.5% which compares with the 3.6% increase for last year; during the same period average ticket increased 1.2% that compares with the 2.9% last year.

% Comparable Stores Growth


August
7.4
5.1
5.2
3.3
1.8
2.2
Sales
Customers
Ticket
2007
2008
January-August
6.5
6.7
5.5
3.6
2.9
1.2
Sales
Customers
Ticket
2007
2008

Openings during the month of August:

- **Six Bodegas Aurrera:** in the cities of Ciudad Serdan, Puebla; Queretaro, Queretaro; Ciudad Miguel Aleman, Tamaulipas and three in Mexico City.
- **One Wal-Mart Supercenter:** in the city of Monterrey, Nuevo Leon.

Additionally, during September we have opened:
One Bodega Aurrera: in the city of Veracruz, Veracruz.

During the year Wal-Mart de Mexico has opened:

39	Bodegas Aurrera
10	Wal-Mart Supercenters
2	Sam's Clubs
1	Superama
4	Suburbias
8	Restaurants

Corporate Social Responsibility:

In August, the Wal-Mart de Mexico Foundation announced the Seed Fund would be increased to 16 million pesos. The Fund was created in 2007 by the Wal-Mart de Mexico Foundation, Wal-Mart de Mexico customers, Wal-Mart Stores Foundation, and the UNDP (the United Nations Development Program) to support the victims from the flooding that hit Tabasco. In 2008, FUNDEMEX (Mexican businessmen Foundation) and the Sabritas Foundation joined to the contributions. To date, over 2,000 residents in Tabasco from different municipalities have been benefited thanks to the support of 180 projects that promote the economic reactivation throughout the state. These projects focus on the generation of self-employment, biodiversity recovery, aquaculture, rebuilding of tourist facilities, and the prevention of future natural disasters, among others.

During August, 22,100 associates, their families, and our customers volunteered their time for My Community Day, encompassing over 446 support projects that benefited some 1.2 million Mexicans in different activities such as painting traffic islands, zoos and athletic facilities; maintenance in schools, assistance in institutions and hospitals; cleaning-up parks, gardens and beaches; and reforestation.

Repurchase of Shares:

During the year we have invested **$1,789** million pesos, equivalent to **$171** million dollars in the repurchase of **44,438,400** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 1,089 units, broken down as follows:

352 Bodegas Aurrera
146 Wal-Mart Supercenters
85 Sam's Clubs
65 Superamas
80 Suburbias
361 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.wal-mart.com.mx
www.superama.com.mx
www.bancowalmart.com
www.suburbia.com.mx
www.vips.com.mx
www.bodegaurrera.com.mx
www.tarjetawalmart.com.mx


Compro
WAL-MART
ESTRENA
acer

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 01, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,375,000	8,471,175,523
01/08/2008	03427	BUY	150,000	40.641280	6,096,192	ACCIV	STOCK		26,525,000	8,471,025,523
								As of current report	26,525,000	8,471,025,523

Shareholders' equity amount	0
Capital stock amount	6,096,192

Balance of shares apply to shareholders' equity	
As of last report	As of current repo
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,110,757,613	7,104,661,421

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 05, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	26,525,000	8,471,025,523
05/08/20082	03428	BUY	500,000	40.084536	20,042,268	ACCIV	STOCK		27,025,000	8,470,525,523
								As of current report	27,025,000	8,470,525,523

Shareholders' equity amount	0
Capital stock amount	20,042,268

Balance of shares apply to shareholders' equity	
As of last report	As of current repor
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,104,661,421	7,084,619,153

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 07, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	27,025,000	8,470,525,523
07/08/20082	03429	BUY	300,000	40.952883	12,285,865	ACCIV	STOCK		27,325,000	8,470,225,523
								As of current report	27,325,000	8,470,225,523

Shareholders' equity amount	0
Capital stock amount	12,285,865

Balance of shares apply to shareholders' equity	
As of last report	As of current repo
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,084,619,153	7,072,333,288

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 08, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	27,325,000	8,470,225,523
08/08/20082	03430	BUY	250,000	40.799072	10,199,768	ACCIV	STOCK		27,575,000	8,469,975,523
								As of current report	27,575,000	8,469,975,523

Shareholders' equity amount	0
Capital stock amount	10,199,768

Balance of shares apply to shareholders' equity	
As of last report	As of current repoi
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,072,333,288	7,062,133,520

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 12, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	27,575,000	8,469,975,523
12/08/20082	03431	BUY	500,000	39.491220	19,745,610	ACCIV	STOCK		28,075,000	8,469,475,523
								As of current report	28,075,000	8,469,475,523

Shareholders' equity amount	0
Capital stock amount	19,745,610

Balance of shares apply to shareholders' equity	
As of last report	As of current repo
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,062,133,520	7,042,387,910

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 13, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	28,075,000	8,469,475,523
13/08/20082	03432	BUY	250,000	39.750960	9,937,740	ACCIV	STOCK		28,325,000	8,469,225,523
								As of current report	28,325,000	8,469,225,523

Shareholders' equity amount	0
Capital stock amount	9,937,740

Balance of shares apply to shareholders' equity	
As of last report	As of current repo
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,042,387,910	7,032,450,170

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 14, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	28,325,000	8,469,225,523
14/08/20082	03433	BUY	250,000	39.905616	9,976,404	ACCIV	STOCK		28,575,000	8,468,975,523
								As of current report	28,575,000	8,468,975,523

Shareholders' equity amount	0
Capital stock amount	9,976,404

Balance of shares apply to shareholders' equity	
As of last report	As of current repo
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,032,450,170	7,022,473,766

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: AUGUST 19, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	28,575,000	8,468,975,523
19/08/20082	03434	BUY	150,000	39.324667	5,898,700	ACCIV	STOCK		28,725,000	8,468,825,523
								As of current report	28,725,000	8,468,825,523

Shareholders' equity amount	0
Capital stock amount	5,898,700

Balance of shares apply to shareholders' equity	
As of last report	As of current repoi
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,022,473,766	7,016,575,066

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 20, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	28,725,000	8,468,825,523
20/08/20082	03435	BUY	250,000	39.285732	9,821,433	ACCIV	STOCK		28,975,000	8,468,575,523
								As of current report	28,975,000	8,468,575,523

Shareholders' equity amount	0
Capital stock amount	9,821,433

Balance of shares apply to shareholders' equity	
As of last report	As of current repor
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,016,575,066	7,006,753,633

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 22, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	28,975,000	8,468,575,523
22/08/20082	03436	BUY	500,000	38.890808	19,445,404	ACCIV	STOCK		29,475,000	8,468,075,523
								As of current report	29,475,000	8,468,075,523

Shareholders' equity amount	0
Capital stock amount	19,445,404

Balance of shares apply to shareholders' equity	
As of last report	As of current repo
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,006,753,633	6,987,308,229

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 26, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	29,475,000	8,468,075,523
26/08/20082	03437	BUY	250,000	38.398048	9,599,512	ACCIV	STOCK		29,725,000	8,467,825,523
								As of current report	29,725,000	8,467,825,523

Shareholders' equity amount	0
Capital stock amount	9,599,512

Balance of shares apply to shareholders' equity	
As of last report	As of current repoı
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,987,308,229	6,977,708,717

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 27, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	29,725,000	8,467,825,523
27/08/20082	03438	BUY	500,000	38.268550	19,134,275	ACCIV	STOCK		30,225,000	8,467,325,523
								As of current report	30,225,000	8,467,325,523

Shareholders' equity amount	0
Capital stock amount	19,134,275

Balance of shares apply to shareholders' equity	
As of last report	As of current repor
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,977,708,717	6,958,574,442

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 28, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	30,225,000	8,467,325,523
28/08/20082	03439	BUY	250,000	38.053956	9,513,489	ACCIV	STOCK		30,475,000	8,467,075,523
								As of current report	30,475,000	8,467,075,523

Shareholders' equity amount	0
Capital stock amount	9,513,489

Balance of shares apply to shareholders' equity	
As of last report	As of current repoi
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,958,574,442	6,949,060,953

Issuer's Comments

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **AUGUST 29, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	30,475,000	8,467,075,523
29/08/20082	03440	BUY	1,000,000	37.535809	37,535,809	ACCIV	STOCK		31,475,000	8,466,075,523
								As of current report	31,475,000	8,466,075,523

Shareholders' equity amount	0
Capital stock amount	37,535,809

Balance of shares apply to shareholders' equity	
As of last report	As of current repoi
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,949,060,953	6,911,525,144

Issuer's Comments

END